Exhibit 99.2

September 12, 2013

Boards of Directors

Coastway Bancorp, MHC

Coastway Bancorp, LLC

Coastway Bancorp, Inc.

Coastway Community Bank

One Coastway Plaza

Cranston, Rhode Island  02910

Re:                             Plan of Conversion and Reorganization

Coastway Bancorp, MHC

Coastway Bancorp, LLC.

Coastway Bancorp, Inc.

Coastway Community Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Coastway Bancorp, MHC (the “MHC”).  The MHC is the holding company for Coastway Bancorp, LLC, (the “LLC”) the existing mid-tier holding company for Coastway Community Bank (“the “Bank”), all based in Cranston, Rhode Island.  Pursuant to the Plan, the organization will convert from mutual holding company form of organization to the fully public stock form of organization.  A new Maryland stock holding company named Coastway Bancorp, Inc. (the “Company”) has been formed.  When the conversion is completed, all of the capital stock of the Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.  Coastway Bancorp, MHC and Coastway Bancorp, LLC will no longer exist.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Depositors.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)                                 the subscription rights will have no ascertainable market value; and,

(2)                                 the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP Financial, LC.

Washington Headquarters
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www.rpfinancial.com	E-Mail: mail@rpfinancial.com